FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

under the Securities and Exchange Act of 1934, as amended

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

FILED BY ENERFLEX LTD. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14a-12 under the Securities and Exchange Act of 1934, as amended SUBJECT COMPANY: EXTERRAN CORPORATION COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM F-4 FILED BY ENERFLEX LTD.: 333-263714 Enerflex and Exterran to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure TRANSACTION UPDATE – AUGUST 10, 2022 ALL FIGURES HEREIN PRESENTED IN US DOLLARS UNLESS OTHERWISE NOTED

Strategic Rationale Creates a Premier Integrated Global Provider of Energy Infrastructure • Geographic balance with ~25-35% of revenues from each of North America, the Middle East, and Latin America • Accesses a larger, more diverse opportunity set for global energy infrastructure and energy transition solutions Accelerates Growth of Recurring Revenues • Approximately doubles adjusted EBITDA, with ~11% CFPS accretion and ~19% EPS* accretion for Enerflex shareholders(1) • Accelerates Asset Ownership strategy, with > 70% of the combined entity’s pro forma gross margin from recurring sources, strengthening its margin profile and reducing cyclicality Significantly Improves Efficiencies • Consolidation drives significant operational and SG&A synergies • Revised target of at least US$60 million(2) of annual run-rate synergies within 12 – 18 months after closing Enhanced Size and Scale • Meaningfully enhanced scale with pro forma 2023e adjusted EBITDA of US$380—$420 million, inclusive of synergies(3) • Significant cash flow in 2023+ provides capital allocation flexibility; Enerflex will prioritize: balance sheet strength, sustainable shareholder returns, and disciplined growth Long-term Stable Capital Structure • Fully committed debt capital structure of US$700 million revolving credit facility and US$925 million High Yield Bridge/High Yield Notes supports full repayment of existing notes and revolving credit facilities(4) • Targeting <2.5x bank-adjusted net debt to EBITDA within 12 – 18 months of closing(5) Commitment to Sustainability • Combined entity’s business lines, including water and energy transition solutions, reinforce its commitment to sustainability • Products support a global transition toward a lower carbon future * EPS accretion subject to final purchase price allocation upon closing. (1) Compared to “Approximately doubles EBITDA, with > 50% CFPS accretion and ~50% EPS accretion for Enerflex shareholders* (EPS accretion subject to final purchase price allocation upon closing)”, as at January 24, 2022. (2) Compared to “Target of at least US$40 million of annual run-rate synergies within 12 – 18 months after closing”, as at January 24, 2022.    (3) Compared to “Meaningfully enhanced scale with pro forma 2023e EBITDA of US$360 – $400 million, inclusive of synergies”, as at January 24, 2022. (4) Compared to “Fully committed debt capital structure of US$600 million revolving credit facility and US$925 million High Yield Bridge/Unsecured Notes supports full repayment of existing notes and revolving credit facilities” as at January 24, 2022. 2 (5) Compared to “Targeting 2.5x-3.0x bank-adjusted net debt to EBITDA within 12 – 18 months of closing”, as at January 24. 2022.

Accelerated Growth of Recurring Gross Margin

Balanced contribution across recurring segments and manufacturing enhances resiliency


US$500 - $600 million
US$540 - $600 million
~20-30%
~15-20%
~55-60%
~20-30%
~15-20%
~55-60%
~70% from recurring sources
Prior
Current

2022e Pro Forma Adj. Gross Margin(1)

	Gross Margin %	Business Drivers
Engineered Systems / Product Sales	10 – 20%	Demand for new natural gas, water, and energy transition infrastructure
After-market Services	20 – 25%	Installed base of equipment
Energy Infrastructure *(BOOM, ECO & Contract Compression)*	55 – 65%	Long-term take-or-pay contracts with NOCs & IOCs Contract Compression driven by growth and maintenance of produced natural gas volumes

(1) Adjusted Gross Margin is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization.

3

Synergies Accelerate Cash Flow Generation At million least US$60 million annual run-rate synergies from reductions in overhead and operational efficiencies compared to US$40 upon Transaction announcement Overhead • Optimized structuring of management and corporate support teams At least $8.0 At least $3.5 US$60 MM Operating Efficiencies US$40 MM $34.5 Annualized Synergies $2.0 $50.0 Annualized Synergies • Economies of scale in I.T., consulting, (at January 24, 2022) (at June 30, 2022) $2.0 and advertising • Optimized travel, education, and training expenses Other • Reduced Board and Governance fees • Economies of scale in Audit and Tax fees within months of close Realized 12 – 18 4

Capital Structure

Long-term, stable capital structure with ample liquidity

Capital Structure

- **US$700 million 3-year secured Revolving Credit Facility**
  - Favourable covenant structure (3)
- **US$925 million High Yield Bridge**
  - **Committed US$925** million 5-year Bridge facility provides financing to backstop an anticipated issuance of new debt securities prior to close
  - Committed financing is sufficient to fully repay existing Enerflex and Exterran notes and revolving credit facilities and support putting in place a new capital structure, provide for capital expenditures and other ordinary course capital needs, and provide significant liquidity for the pro forma business

Ratings

- S&P and Fitch have assigned initial credit rating for pro forma Enerflex at BB- (stable)

US$ millions	06/30/2022		
	Enerflex	Exterran	Combined (1)
Total Secured Debt	$21	$336	$357
Total Unsecured Debt	$250	$350	$600
Total Debt	$271	$686	$957
Cash	$114	$57	$171
Liquidity(2)	$636	$203	
Net Debt	**$157**	**$629**	**$786**
Total Debt / LTM Adj. EBITDA	2.2x	4.2x	3.4x
Total Debt / LTM Adj. EBITDA (incl. synergies)			2.8x
Net Debt / LTM Adj. EBITDA	1.3x	3.9x	2.8x
Net Debt / LTM Adj. EBITDA (incl. synergies)			2.3x

(1) Combined statement of financial position as at June 30, 2022 presents the financial positions of Enerflex and Exterran giving pro forma effect to the transaction as if these events occurred on June 30, 2022; Enerflex figures converted to USD figures at FX of 1.29x USD/CAD.
(2) Liquidity calculation is net of $101MM of LCs outstanding for both businesses.
(3) Bank-adjusted total net debt to EBITDA covenant of 4.5x to step down to 4.0x by the fourth quarter of 2023.

5

Updated Pro Forma Outlook

Funding of in-flight growth projects will result in near-term call on cash before meaningful excess cash flow generation in 2023+

All Values in US$MM

Adjusted EBITDA



600
500
400
300
200
100
0
476
286
259
320 - 370
355-405
360 - 400
380-420
2019
2020
2021
2022e (prior)
2022e (current)
2023e (prior)
2023e (current)
Enerflex
Exterran
Synergies
Pro Forma (before synergies)

Committed Capex and Work-in-Progress[(1)]



600
500
400
300
200
100
0
383
172
134
200-220
200-225
40-50
200-220
180-200
40-50
40-50
40-50
2019
2020
2021
2022e (prior)
2022e (current)
2023e (prior)
2023e (current)
Enerflex
Exterran
Pro Forma Maintenance
Pro Forma WIP
Pro Forma Growth

2022e Cash Flow



600
500
400
300
200
100
0
500-525
320-370
Capex
WIP
Net WC
Interest
Income Taxes
Dividends
470-500
355 - 405
Net Expenditures (prior)
Adj. EBITDA (prior)
Net Expenditures (current)
Adj. EBITDA (current)

2023e Cash Flow



600
500
400
300
200
100
0
120 - 160
360 - 400
Maint. Capex
WIP
Net WC
Interest
Income Taxes
Dividends
170 - 210
380 - 420
Net Expenditures (prior)
Adj. EBITDA (prior)
Net Expenditures (current)(2)
Adj. EBITDA (current)

Excess Cash Flow will prioritize:

- Balance sheet strength
- Sustainable shareholder returns
- Disciplined growth

(1) Work in progress relates to in-flight manufacturing projects, including costs related to the construction of finance leases.
(2) Does not include discretionary growth capex.
Note: Synergy capture is subject to the timing considerations set forth on slide 4.

6

Positioned for Success

Combination enhances shareholder value[1]

Premier Global Platform

Focused on **four** key growth regions, **expanded** product lines, excellence in modular energy solutions

Balanced & Predictable Earnings

~70/30 split of recurring vs. manufacturing margins pro forma

Optimized Efficiency & Lower Cost of Business

Expect **~US$60** million of annual run-rate synergies

Financial Flexibility

Ample liquidity, targeting **<2.5x** bank-adjusted net debt to EBITDA within **12 – 18 months** of closing

Value Creation

~Doubling of EBITDA and **~11% CFPS** accretion; meaningful excess cash flow in 2023+

Committed to Sustainability

Combined cultures and business lines reinforce commitment to sustainability

(1) *The closing of the Transaction is subject to obtaining regulatory approvals and approval by shareholders of Enerflex and Exterran, and satisfying other conditions that are customary for a transaction of this type, which are fully described in the Merger Agreement that has been entered into by Enerflex, Enerflex US Holdings Inc., and Exterran (the "Merger Agreement") and is available under Enerflex's SEDAR profile at www.sedar.com.*

7

ENERFLEX

Advisories This presentation contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex Ltd. (Enerflex), Exterran Corporation (Exterran), or the surviving entity resulting from the combination (transaction) of a direct wholly owned subsidiary of Enerflex with Exterran (the combined entity). All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this presentation includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the amount and nature of any losses incurred as a result of the Labor Board Decision; the anticipated financial performance of the combined entity, including its expected gross margin; the expected run-rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess cash flow beginning in 2023; future capital expenditures, including the amount and nature thereof; Engineered Systems bookings and backlog; crude oil and natural gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; expectation in respect of excess cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the Energy Services markets; expectations regarding future dividends; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith, if at all; the approval of the SEC and the timing associated therewith; the expectations with respect to the mailing of the Circular, the timing associated therewith, and the disclosures to be made therein; the disclosures provided in the table entitled “Transaction-related Guidance as at June 30, 2022”; Exterran’s expectation regarding the Dispute that although it may incur some loss with respect to such matter, the ultimate resolution of this matter will not be material to Exterran; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information in this presentation is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this presentation, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this presentation should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of Management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s MD&A and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively. The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this presentation is made as of the date of this presentation and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This presentation and its contents should not be construed, under any circumstances, as investment, tax, or legal advice. 9

Advisories (Cont’d) Future-oriented Financial Information This presentation contains information that may constitute future-oriented financial information or financial outlook information (FOFI) about Enerflex, Exterran, and the combined entity’s prospective financial performance, financial position, or cash flows, including annual run-rate synergies, adjusted EBITDA, capital expenditures, total expenditures, gross margin, and bank-adjusted net debt to EBITDA ratio, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran, or the combined entity’s actual results, performance, and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this presentation in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this presentation. Unless required by applicable laws, Enerflex and Exterran do not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise. No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders and the Circular will be mailed to Enerflex shareholders. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular will contain a detailed description of the Transaction and will be available under Enerflex’s SEDAR profile at www.sedar.com as well as on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. Participants in the Solicitation Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended. 10

Advisories (Cont’d) Non-IFRS Measures: Financial measures in this presentation do not have a standardized meaning as prescribed by generally accepted accounting principles in Canada, which are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These non-IFRS measures include Adjusted EBITDA, net debt and cash flow. These non-IFRS measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders, potential investors and analysts with additional measures for assessing the performance of Enerflex, Exterran and, where applicable, the pro forma expectations of the combined entity, as applicable, and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Adjusted gross margin is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired though acquisition or constructed, resulting in differing depreciation. Adjusted gross margin is useful to present the operating performance of the business before the impact of depreciation that may not be comparable across assets. Adjusted EBITDA is a non-IFRS measure defined as net earnings or loss before finance costs, taxes, depreciation, depletion, amortization, non-cash impairments or impairment reversals on non-current assets, unrealized gains or losses on mark-to-market commodity transactions, equity-settled share-based compensation, other income/expenses, and certain items that are considered unique in nature, including restructuring costs and transaction costs. Management of Enerflex and Exterran believe that Adjusted EBITDA is a useful supplemental measure to evaluate the results of each issuer’s principal business activities prior to consideration of how those activities are financed and the impacts of foreign exchange, taxation, depreciation, depletion and amortization, and other non-cash charges that add volatility to financial results (such as impairment expenses, share-based compensation, and other transactions that are unique in nature). A quantitative reconciliation of this non-IFRS measure is incorporated by reference herein and can be found under the heading “Adjusted EBITDA” of Enerflex’s Management’s Discussion and Analysis for the three and six months ended June 30, 2022 and 2021, which is available under Enerflex’s profile at www.sedar.com. Net debt is a non-IFRS measure defined as short- and long-term debt less cash and cash equivalents. Net debt is a commonly used non-IFRS measures to assess overall indebtedness and capital structure. Net debt is a non-IFRS measure to assess overall indebtedness and capital structure. See under the heading “Non-IFRS Measures” of Enerflex’s Management’s Discussion and Analysis for the three and six months ended June 30, 2022 and 2021, which is available under Enerflex’s profile at www.sedar.com.

ENERFLEX